Brookfield Renewable Corporation

Q2 2021 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield

Management’s Discussion and Analysis for
the three and six months ended June 30, 2021

The following Management’s Discussion and Analysis (“MD&A”) for the three and six months ended June 30, 2021 is provided as of August 5, 2021. Unless the context indicates or requires otherwise, the terms, “we”, “us”, and “our company” mean BEPC and its controlled entities. BEPC is an indirect controlled subsidiary of Brookfield Renewable Partners L.P. ("BEP", or collectively with its subsidiaries, including our company, "Brookfield Renewable")(NYSE: BEP; TSX:BEP.UN). Unless the context indicates or requires otherwise, the "partnership" means Brookfield Renewable and its controlled subsidiaries, excluding our company. The ultimate parent of Brookfield Renewable and Brookfield Renewable Corporation is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. See “Cautionary Statements Regarding Forward-Looking Statements”.
BEPC’s unaudited interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
References to $, C$, €, R$, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Overview	1	Part 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	15
Part 2 – Financial Performance Review on Consolidated Information	2	Shares and units outstanding	16
		Contractual obligations	17
		Off-statement of financial position arrangements	17
Part 3 – Additional Consolidated Financial Information	4
Summary consolidated statements of financial position	4	Part 6 – Selected Quarterly Information	18
Related party transactions	4
		Part 7 – Critical Estimates, Accounting Policies, and Internal Controls	23
Part 4 – Financial Performance Review on Proportionate Information	7
		Part 8 – Presentation to Stakeholders and Performance Measurement	25
Proportionate results for the three months ended June 30	7
Reconciliation of non-IFRS measures	10	Part 9 – Cautionary Statements	28

Part 5 – Liquidity and Capital Resources	13
Available liquidity	13
Dividend policy	13
Borrowings	14
Capital expenditure	15

PART 1 – OVERVIEW
BUSINESS OVERVIEW
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia. Our company was established by Brookfield Renewable to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While our operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders will, on economic terms, have exposure to all regions BEP operates in as a result of the exchange feature attaching to the Class A exchangeable subordinate voting shares ("BEPC exchangeable shares"), whereby BEPC will have the option to meet an exchange request by delivering cash or non-voting limited partnership units of BEP (“LP units”).
The BEPC exchangeable shares of our company are structured with the intention of being economically equivalent to the LP units. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and the LP units and each BEPC exchangeable share being BEPC exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of the BEPC exchangeable shares will be significantly impacted by the market price of the LP units and the combined business performance of our company and Brookfield Renewable as a whole. In addition to carefully considering the disclosure made in this document, shareholders are strongly encouraged to carefully review the partnership’s periodic reporting. The partnership is required to file reports, including annual reports on Form 20-F, and other information with the United States Securities and Exchange Commission (the “SEC”). The partnership’s SEC filings are available to the public from the SEC’s website at http://www.sec.gov. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. Information about the partnership, including its SEC filings, is also available on its website at https://bep.brookfield.com. The information found on, or accessible through, https://bep.brookfield.com is not incorporated into and does not form a part of this MD&A.
Our company, our subsidiaries and Brookfield Renewable, target a total return of 12% to 15% per annum on the Renewable assets that it owns, measured over the long term. Our group intends to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. The partnership determines its distributions based primarily on an assessment of our operating performance. Our group uses Funds From Operations (“FFO”) to assess operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long-term. For further details, see the “Performance Disclosures” section of this MD&A.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Revenues	$817	$764	$1,656	$1,617
Direct operating costs	(249)	(264)	(587)	(543)
Management service costs	(47)	(36)	(102)	(65)
Interest expense	(220)	(189)	(440)	(357)
Depreciation	(275)	(254)	(565)	(513)
Remeasurement of BEPC exchangeable and BEPC class B shares	694	—	788	—
Income tax recovery (expense)	(16)	(3)	(12)	(63)
Net income	$659	$15	$597	$110
	Average FX rates to USD
	€0.83	0.91	0.83	0.91
R$	5.30	5.39	5.38	4.92
COP	3,690	3,846	3,622	3,689
Variance Analysis For The Three Months Ended June 30, 2021
Revenues totaling $817 million represents an increase of $53 million over the same period in the prior year. Recently acquired and commissioned facilities contributed 79 GWh of generation and $6 million to revenue. On a same store, local currency basis, revenue increased by $27 million as the benefit from higher realized prices across most markets primarily due to inflation escalation and recontracting initiatives was partially offset by lower generation, primarily at our hydroelectric facilities in the United States.
The weakening of the U.S. dollar relative to the same period in the prior year across most of the currencies increased revenue by $20 million, which was partially offset by an $11 million unfavorable foreign exchange impact on our operating and interest expense for the quarter.
Direct operating costs totaling $249 million represents a decrease of $15 million over the same period in the prior year as cost-saving initiatives across our business were partially offset by additional costs from our recently acquired facilities and the impact of foreign exchange movements.
Management service costs totaling $47 million represents an increase of $11 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $220 million represents an increase of $31 million over the same period in the prior year primarily due to the accrual of dividends on BEPC exchangeable shares issued in July 2020 that are classified as liabilities under IFRS standards and the impact of foreign exchange movements noted above, partially offset by the benefit of recent refinancing activities that reduced our average cost of borrowing.
Remeasurement of BEPC exchangeable shares resulted in a $694 million gain due to the movement in the LP unit price during the period.
Depreciation expense totaling $275 million represents an increase of $21 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.
Net income totaling $659 million represents an increase of $644 million over the same period in the prior year due to the above noted items.
Variance Analysis For The Six Months Ended June 30, 2021
Revenues totaling $1,656 million represents an increase of $39 million over the same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 83 GWh of generation and $8 million to revenue. On a same store, local currency basis, revenue increased by $19 million as the benefit from higher realized

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

prices across most markets, on the back of inflation escalation and recontracting initiatives and higher market prices realized on generation from our wind assets in Texas during the winter storm in the first quarter of 2021, which contributed $52 million, was more than offset by lower generation, primarily at our hydroelectric facilities in the United States.
The weakening of the U.S. dollar relative to the same period in the prior year across most of the currencies increased revenue by $12 million, which was partially offset by $8 million unfavorable foreign exchange impact on our operating and interest expense for the year.
Direct operating costs totaling $507 million, excluding the impact of the Texas winter storm, represents a decrease of $36 million over the same period in the prior year as cost-saving initiatives across our business were partially offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which the company’s share was not material.
Management service costs totaling $102 million represents an increase of $37 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $440 million represents an increase of $83 million over the same period in the prior year primarily due to the accrual of dividends on BEPC exchangeable shares issued in July 2020 that are classified as liabilities under IFRS standards and the impact of foreign exchange movements noted above, partially offset by the benefit of recent refinancing activities that reduced our average cost of borrowing.
Remeasurement of BEPC exchangeable shares resulted in a $788 million gain due to the movement in the LP unit price during the period.
Depreciation expense totaling $565 million represents an increase of $52 million over the same period in the prior year due to the growth of our business and the impact foreign exchange movements.
Net income totaling $597 million represents an increase of $487 million compared to the same period in the prior year due to the above noted items.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	June 30, 2021	December 31, 2020
Assets held for sale	$798	$—
Current assets	2,802	1,584
Equity-accounted investments	374	372
Property, plant and equipment	34,248	36,097
Total assets	38,805	39,473
Liabilities directly associated with assets held for sale	401	—
Non-recourse borrowings	12,908	12,822
Deferred income tax liabilities	3,986	4,200
BEPC exchangeable shares and class B shares	6,642	7,430
Total equity in net asset	11,444	11,725
Total liabilities and equity	38,805	39,473
	Spot FX rates to USD
	€0.84	0.82
R$	5.00	5.20
COP	3,757	3,432
Assets held for sale
Assets held for sale totaled $798 million as at June 30, 2021 compared to nil as at December 31, 2020. The increase is entirely attributable to the classification of a 391 MW wind portfolio in the United States.
Property, plant and equipment
Property, plant and equipment totaled $34.3 billion as at June 30, 2021 compared to $36.1 billion as at December 31, 2020. The $1.8 billion decrease was primarily attributable to the transfer of a 391 MW wind portfolio in the United States to assets held for sale, decreasing property, plant and equipment by $1 billion, the impact of foreign exchange due to the weakening of the United States dollar of $0.7 billion and depreciation expense associated with property, plant and equipment of $0.6 billion. The decrease was partially offset by our continued investments in the development of power generating assets and our sustaining capital expenditure that increased property, plant and equipment by $0.5 billion.
RELATED PARTY TRANSACTIONS
Our company’s related party transactions are in the normal course of business, are recorded at the exchange amount, and are primarily with the partnership and Brookfield.
Since inception, our parent company has had a Master Services Agreement with Brookfield. The Master Services Agreement was amended in connection with the completion of the special distribution to include, among other things, our company as a service recipient.
Our company sells electricity to Brookfield through a single long-term power purchase agreement across the company’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to subsidiaries of our company for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. These projects have been transferred to our company as part of the special distribution.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

Our company participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, our company, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, our company will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), our company, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued.
Energy Marketing Internalization
In the first quarter of 2021, the company and the partnership entered into an agreement to fully internalize all energy marketing capabilities in North America into the company. The agreement provides for the transfer for the partnership's Power Agency Agreements and related party power purchase agreements relating to certain power facilities in Maine and New Hampshire held by Great Lakes Holding America ("GLHA"), which are further described below. Certain third-party power purchase agreements will also be transferred to the company as part of the Energy Marketing Internalization of the partnership’s North American energy marketing business.
The agreement became effective on April 1, 2021.
Power Agency Agreements
Certain subsidiaries of the company entered into Power Agency Agreements appointing the partnership as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, the partnership scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, the partnership was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by the partnership to the company.
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, the partnership purchased all energy from several power facilities in Maine and New Hampshire held by GLHA at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.
Upon closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to the company.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and six months ended June 30:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Revenues
Power purchase and revenue agreements	$35	$99	$108	$225

Direct operating costs
Energy purchases(1)	$(9)	$(2)	$(13)	$(5)
Energy marketing fee & other services	(5)	2	(6)	(4)
Insurance services(2)	—	(5)	—	(10)
	$(14)	$(5)	$(19)	$(19)
Interest expense
Borrowings	$(12)	$—	$(12)	$(1)
Management service costs	$(47)	$(36)	$(102)	$(65)
(1)Certain subsidiaries that the company controls, through a voting agreement, have entered into agreements to appoint the partnership as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in power purchase prices. For the three and six months ended June 30, 2021, the company recognized nil and $62 million gains, respectively (2020: nil) associated with agency arrangement which have been excluded from energy purchases.
(2)Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of our company. Beginning 2020, insurance services are paid for directly to external insurance providers. The fees paid to the subsidiary of Brookfield Asset Management for the three and six months ended June 30, 2020 were nil. .

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that our company's chief operating decision maker, which we refer to as "CODM" manages our company, evaluates financial results, and makes key operating decisions. See "Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended June 30:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric	3,611	3,431	$243	$216	$157	$143	$121	$117	$28	$37
Wind	578	186	47	18	39	13	27	9	(17)	(2)
Solar	227	—	49	—	38	—	25	—	6	—
Energy transition	172	75	34	14	22	6	17	4	3	1
Corporate	—	—	—	—	—	—	(51)	(25)	591	(25)
Total	4,588	3,692	$373	$248	$256	$162	$139	$105	$611	$11

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh)	3,611	3,431
Revenue	$243	$216
Other income	10	9
Direct operating costs	(96)	(82)
Adjusted EBITDA	157	143
Interest expense	(31)	(28)
Current income taxes	(5)	2
Funds From Operations	$121	$117
Depreciation	(65)	(55)
Deferred taxes and other	(28)	(25)
Net income	$28	$37
Funds From Operations at our hydroelectric business was $121 million versus $117 million in the prior year primarily due to the benefits of higher generation in Brazil and Colombia and higher average revenue per MWh due to the benefit of inflation indexation, and recontracting initiatives, partially offset by lower generation in the United States..
Net income attributable to the partnership decreased by $9 million from same period in the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation due to the growth of our business.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh)	578	186
Revenue	$47	$18
Direct operating costs	(8)	(5)
Adjusted EBITDA	39	13
Interest expense	(10)	(3)
Current income taxes	(2)	(1)
Funds From Operations	$27	$9
Depreciation	(27)	(11)
Deferred taxes and other	(17)	—
Net (loss) income	$(17)	$(2)
Funds From Operations at our wind operations was $27 million versus $9 million in the prior year primarily due to growth from our increased interest in TerraForm Power ($16 million and 379 GWh). On a same store basis, the portfolio benefited from cost saving initiatives and higher resources.
Net loss attributable to the partnership increased by $15 million from the same period in the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation as a result of the growth in our business and unrealized losses on our energy hedging activities.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021
Generation (GWh) – actual	227
Revenue	$49
Other income	1
Direct operating costs	(12)
Adjusted EBITDA	38
Interest expense	(13)
Funds From Operations	$25
Depreciation	(20)
Deferred taxes and other	1
Net income (loss)	$6
Funds From Operations and net income at our solar business were $25 million and $6 million, respectively. The business performed in line with expectations.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Generation (GWh) – actual	172	75
Revenue	$34	$14
Direct operating costs	(12)	(8)
Adjusted EBITDA	22	6
Interest expense	(5)	(1)
Current income taxes	—	(1)
Funds From Operations	$17	$4
Depreciation	(10)	(4)
Deferred taxes and other	(4)	1
Net (loss) income	$3	$1
Funds From Operations at our energy transition business was $17 million versus $4 million in the prior year due to the growth of our distributed generation portfolio ($13 million and 109 GWh). On a same store basis, our business performed consistently with the prior year.
Net income attributable to the partnership increased by $2 million from the same period in the prior year as the above noted increase in Funds From Operations was partially offset by higher non-cash depreciation due to the growth of our business.
CORPORATE
Management service costs totaling $47 million increased $22 million from same period in the prior year due to the growth of our business.
Due to the exchange feature of the BEPC exchangeable shares and the cash redemption feature of the class B shares, the BEPC exchangeable shares and class B shares are classified as financial liabilities with remeasurement gains or losses recorded to net income. A remeasurement gain of $694 million was recorded in the three months ended June 30, 2021 due to the depreciation of the LP unit price.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	$243	$47	$49	$34	$—	$373	$(9)	$453	$817
Other income	10	—	1	—	—	11	—	(6)	5
Direct operating costs	(96)	(8)	(12)	(12)	—	(128)	4	(125)	(249)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	5	—	5
Adjusted EBITDA	157	39	38	22	—	256	—	322
Management service costs	—	—	—	—	(47)	(47)	—	—	(47)
Interest expense(1)	(31)	(10)	(13)	(5)	(4)	(63)	2	(107)	(168)
Current income taxes	(5)	(2)	—	—	—	(7)	—	(11)	(18)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(2)	—	(2)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(204)	(204)
Funds From Operations	121	27	25	17	(51)	139	—	—
Depreciation	(65)	(27)	(20)	(10)	—	(122)	3	(156)	(275)
Foreign exchange and financial instruments gain (loss)	(18)	(7)	2	(4)	2	(25)	1	6	(18)
Deferred income tax recovery (expense)	9	(1)	2	—	(2)	8	—	(6)	2
Other	(19)	(9)	(3)	—	—	(31)	—	—	(31)
Dividends on BEPC exchangeable shares(1)	—	—	—	—	(52)	(52)	—	—	(52)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	694	694	—	—	694
Share of earnings from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Net loss attributable to non-controlling interests	—	—	—	—	—	—	—	156	156
Net income (loss) attributable to the partnership	$28	$(17)	$6	$3	$591	$611	$—	$—	$611
(1)Share of loss from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $48 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests. Interest expense of $220 million is comprised of amounts found on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles the company’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from the company’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended June 30, 2020:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	$216	$18	$14	$—	$248	$(11)	$527	$764
Other income	9	—	—	—	9	—	5	14
Direct operating costs	(82)	(5)	(8)	—	(95)	5	(174)	(264)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	6	—	6
Adjusted EBITDA	143	13	6	—	162	—	358
Management service costs	—	—	—	(25)	(25)	—	(11)	(36)
Interest expense	(28)	(3)	(1)	—	(32)	3	(160)	(189)
Current income taxes	2	(1)	(1)	—	—	—	5	5
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(3)	—	(3)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(192)	(192)
Funds From Operations	117	9	4	(25)	105	—	—
Depreciation	(55)	(11)	(4)	—	(70)	2	(186)	(254)
Foreign exchange and financial instruments gain (loss)	(6)	(2)	—	—	(8)	1	(34)	(41)
Deferred income tax recovery (expense)	(7)	1	—	—	(6)	—	(2)	(8)
Other	(12)	1	1	—	(10)	—	34	24
Share of earnings from equity-accounted investments	—	—	—	—	—	(3)	—	(3)
Net income attributable to non-controlling interests	—	—	—	—	—	—	188	188
Net income (loss) attributable to the partnership	$37	$(2)	$1	$(25)	$11	$—	$—	$11
(1)Share of earnings from equity-accounted investments of nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $4 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) attributable to the partnership is reconciled to Funds From Operations and proportionate adjusted EBITDA, the most directly comparable IFRS measures, for the three months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Net (loss) income attributable to the partnership	$611	$11
Adjusted for proportionate share of:
Depreciation	122	70
Foreign exchange and financial instruments loss (gain)	25	8
Deferred income tax expense (recovery)	(8)	6
Other	31	10
Dividends on BEPC exchangeable shares	52	$—
Remeasurement of BEPC exchangeable and BEPC class B shares	(694)	$—
Funds From Operations	$139	$105
Current income taxes	7	—
Interest expense	63	32
Management service costs	47	25
Proportionate Adjusted EBITDA	$256	$162
Attributable to non-controlling interests	322	358
Consolidated Adjusted EBITDA	$578	$520

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
AVAILABLE LIQUIDITY
Our company assesses liquidity on a group-wide basis, consistent with the partnership, because shareholders have exposure to a broader base of renewable investments by virtue of the exchange feature of BEPC exchangeable shares. Our group-wide liquidity consisted of the following:

(MILLIONS)	June 30, 2021	December 31, 2020
Our company's share of cash and cash equivalents	$129	$134
Authorized credit facilities(1)	2,375	2,150
	2,504	2,284
Available portion of subsidiary credit facilities	166	347
Brookfield Renewable group liquidity on a proportionate basis	595	639
Available liquidity	$3,265	$3,270
(1)Includes the $1,975 million Subordinated Credit Facilities with the partnership and a $400 million revolving credit facility with Brookfield Asset Management.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
DIVIDEND POLICY
The BEPC board may declare dividends at its discretion. However, the BEPC exchangeable shares have been structured with the intention of providing an economic return equivalent to the LP units and it is expected that dividends on the BEPC exchangeable shares will be declared at the same time and in the same amount as distributions made on the LP units. In the event dividends are not declared and paid concurrently with a distribution on the LP units, then the undeclared or unpaid amount of such BEPC exchangeable share dividend will accrue and accumulate. Pursuant to the equity commitment agreement, the partnership has also agreed not to declare or pay any distribution on the LP units if on such date our company does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions – BEPC relationship with the partnership – Equity Commitment Agreement” of our Form 20-F for the annual period ending December 31, 2020. Brookfield Renewable’s distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Brookfield Renewable’s objective is to pay a distribution that is sustainable on a long-term basis and has set its target payout ratio at approximately 70% of Brookfield Renewable’s Funds From Operations.
Brookfield Renewable targets a 5% to 9% annual distribution growth in light of growth it foresees in its operations.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	June 30, 2021			December 31, 2020
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Proportionate non-recourse borrowings
Hydroelectric	4.8	7	$2,769	4.7	8	$2,690
Wind	3.3	9	866	3.7	10	1,043
Solar	3.3	12	1,305	3.4	13	1,302
Energy transition	3.9	10	507	4.1	10	488
	4.1	9	5,447	4.2	10	5,523
Proportionate unamortized financing fees, net of unamortized premiums			(20)			(25)
			5,427			5,498
Equity-accounted borrowings			(162)			(164)
Non-controlling interests			7,643			7,488
As per IFRS Statements			$12,908			$12,822
The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at June 30, 2021:

(MILLIONS)	Balance of 2021	2022	2023	2024	2025	Thereafter	Total
Debt Principal repayments
Non-recourse borrowings
Credit facilities	$3	$2	$—	$281	$—	$—	$286
Hydroelectric	—	218	99	77	272	1,223	1,889
Wind	—	—	72	—	—	228	300
Solar	—	—	72	—	—	202	274
Energy Transition	—	—	28	—	152	77	257
	3	220	271	358	424	1,730	3,006
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	25	59	71	71	64	421	711
Wind	56	52	52	56	51	250	517
Solar	49	87	70	69	71	635	981
Energy Transition	15	28	29	21	15	124	232
	145	226	222	217	201	1,430	2,441
Total	$148	$446	$493	$575	$625	$3,160	$5,447
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
Proportionate debt is presented to assist investors in understanding the capital structure of the underlying investments of our company that are consolidated in its financial statements but are not wholly-owned. When used in conjunction with Funds from Operations, proportionate debt is expected to provide useful information as to how our company has financed

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

its businesses at the asset-level. The only difference between consolidated debt presented under IFRS and proportionate debt is the adjustment to remove the share of debt of consolidated investments not attributable to our company and the adjustment to include share of debt attributable to the equity-accounted investments of our company. Management utilizes proportionate debt in understanding the capital structure of the underlying investments that are consolidated in its financial statements but are not wholly-owned. Proportionate debt provides useful information as to how our company has financed its businesses at the asset-level and provides a view into the return on the capital that it invests at a given degree of leverage.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, our company has $2.38 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Cash flow provided by (used in):
Operating activities	$(105)	$363	$187	$730
Financing activities	422	(306)	365	(391)
Investing activities	(212)	(59)	(489)	(227)
Foreign exchange gain (loss) on cash	4	2	(6)	(10)
Increase in cash and cash equivalents	$109	$—	$57	$102
Operating Activities
Cash flows provided by operating activities for the three and six months ended June 30, 2021 net of working capital changes, totaled $302 million and $474 million, respectively compared to $333 million and $709 million, respectively for the same period in 2020, reflecting strong operating performance of our business during all periods.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2021	2020	2021	2020
Trade receivables and other current assets	$(154)	$62	$(161)	$62
Accounts payable and accrued liabilities	(262)	(6)	(233)	(15)
Other assets and liabilities	9	(26)	107	(26)
	$(407)	$30	$(287)	$21
Financing Activities
Cash flows provided by financing activities totaled $422 million and $365 million for the three and six months ended June 30, 2021, respectively. Our disciplined and investment grade approach to financing our increased investment activity allowed us to generate $461 million of proceeds from non-recourse upfinancing for the six months ended June 30, 2021.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

Distribution paid during the three and six months ended June 30, 2021 to the partnership and to participating non-controlling interest in operating subsidiaries were $154 million and $290 million, respectively (2020: $283 million and $522 million, respectively).
Cash flows used in financing activities totaled $306 million and $391 million for the three and six months ended June 30, 2020, respectively, as the proceeds raised from non-recourse financings to fund the growth of our business through the investing activities noted below were more than offset by the repayment of borrowings and distribution paid noted above.
Investing Activities
Cash flows used in investing activities totaled $212 million and $489 million for the three and six months ended June 30, 2021, respectively. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil, the purchase of two 20 MW hydroelectric assets in Colombia, the continuing initiative to repower existing wind power projects, and sustaining capital expenditures was $166 million and $405 million for the three and six months ended June 30, 2021, respectively.
Cash flows used in investing activities totaled $59 million and $227 million for the three and six months ended June 30, 2020, respectively, due to investing $212 million into growth, primarily driven by the acquisition of 100 MW solar portfolio in Spain, 278 MW of development solar assets in Brazil and the continued investments in the development of our other power generating assets and sustaining capital expenditures.
SHARES AND UNITS OUTSTANDING
Our company’s equity interests include BEPC exchangeable shares held by the public shareholders and BEPC class B and BEPC class C shares held by the partnership. Dividends on each of our BEPC exchangeable shares are expected to be declared and paid at the same time and in the same amount per share as distributions on each LP unit of the partnership. Ownership of BEPC class C shares will entitle holders to receive dividends as and when declared by our board.
Our company’s capital structure is comprised of the following shares:

(UNITS)	June 30, 2021
BEPC exchangeable shares	172,209,771
BEPC class B shares	165
BEPC class C shares	189,600,000
In the three and six months ended June 30, 2021, our company declared dividends of $52 million and $104 million, respectively on its BEPC exchangeable shares outstanding. Dividends on our BEPC exchangeable shares are presented as interest expense in the unaudited interim consolidated financial statements. No dividends were declared on BEPC class B shares or BEPC class C shares during the three and six months ended June 30, 2021.
Our company may from time-to-time, subject to applicable law, purchase shares for cancellation in the open market, provided that any necessary approval has been obtained.
In December 2020, we announced that the TSX accepted a notice filed by our company of its intention to commence a normal course issuer bid to repurchase outstanding BEPC exchangeable shares.
As at the date of this report, Brookfield and its affiliates, including Brookfield Renewable, through its ownership of BEPC exchangeable shares and BEPC class B shares, holds an approximate 81.5% voting interest in our company. Holders of BEPC exchangeable shares, excluding Brookfield and its affiliates, including Brookfield Renewable, hold an approximate 18.5% aggregate voting interest in BEPC.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

CONTRACTUAL OBLIGATIONS
Please see Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Our company does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Our company issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at June 30, 2021, letters of credit issued amounted to $685 million (2020: $687 million).
In connection to an adverse summary judgment ruling received in a litigation relating to a historical contract dispute at its subsidiary, TerraForm Power, in which the plaintiffs were awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016, a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. During the quarter, TerraForm Power reached a final settlement with the plaintiffs and the surety bond was fully and unconditionally released. Refer to Note 15 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details.
Two direct and indirect wholly-owned subsidiaries of BEPC fully and unconditionally guaranteed (i) any and all present and future unsecured debt securities issued by Brookfield Renewable Partners ULC, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BEP, (iv) the obligations of all present and future bilateral credit facilities established for the benefit of Brookfield Renewable, and (v) notes issued by Brookfield BRP Holdings (Canada) Inc. under its U.S. commercial paper program. BRP Bermuda Holdings I Limited (“BBHI”) and BEP Subco Inc. subsidiaries of the company fully and unconditionally guaranteed the perpetual subordinated notes issued by Brookfield BRP Holdings (Canada) Inc. These arrangements do not have or are not reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters of our company:

	2021		2020				2019
(MILLIONS, EXCEPT AS NOTED)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	$817	$839	$746	$724	$764	$853	$781	$736
Net income (loss)	659	(62)	(1,632)	(1,297)	15	95	(42)	31
Net income (loss) attributable to the partnership	611	(9)	(1,516)	(1,295)	11	62	37	3

Brookfield Renewable Corporation.	Management's Discussion and Analysis	June 30, 2021

PROPORTIONATE RESULTS FOR THE SIX MONTHS ENDED JUNE 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the six months ended June 30:

	(GWh)		(MILLIONS)
	Actual Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric	7,398	7,907	$478	$509	$316	$347	$239	$279	$89	$128
Wind	1,183	305	113	29	84	18	62	11	(25)	(9)
Solar	355	—	86	—	65	—	38	—	(6)	—
Energy transition	355	120	65	26	42	11	32	7	8	(3)
Corporate	—	—	—	—	—	—	(106)	(44)	536	(43)
Total	9,291	8,332	$742	$564	$507	$376	$265	$253	$602	$73

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to the partnership for the six months ended June 30, 2021:

	Attributable to the partnership						Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Solar	Energy transition	Corporate	Total
Revenues	478	113	86	65	—	742	(22)	936	1,656
Other income	17	4	3	—	—	24	—	(5)	19
Direct operating costs	(179)	(33)	(24)	(23)	—	(259)	9	(337)	(587)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	13	—	13
Adjusted EBITDA	316	84	65	42	—	507	—	594
Management service costs	—	—	—	—	(102)	(102)	—	—	(102)
Interest expense	(67)	(20)	(27)	(10)	(4)	(128)	4	(212)	(336)
Current income taxes	(10)	(2)	—	—	—	(12)	—	(19)	(31)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	(4)	—	(4)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	(363)	(363)
Funds From Operations	239	62	38	32	(106)	265	—	—
Depreciation	(125)	(61)	(42)	(20)	—	(248)	6	(323)	(565)
Foreign exchange and financial instruments gain (loss)	(15)	(18)	6	(3)	3	(27)	2	41	16
Deferred income tax recovery (expense)	13	2	1	1	4	21	—	(2)	19
Other	(23)	(10)	(9)	(2)	(49)	(93)	—	(84)	(177)
Dividends on BEPC exchangeable shares	—	—	—	—	(104)	(104)	—	—	(104)
Remeasurement of BEPC exchangeable and BEPC class B shares	—	—	—	—	788	788	—	—	788
Share of loss from equity-accounted investments	—	—	—	—	—	—	(8)	—	(8)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	368	368
Net income (loss) attributable to the partnership	89	(25)	(6)	8	536	602	—	—	602
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $5 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests. Interest expense of $440 million is comprised of amounts found on Interest expense and Dividends on BEPC exchangeable shares.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) attributable to the partnership for the six months ended June 30, 2020:

	Attributable to the partnership					Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
(MILLIONS)	Hydroelectric	Wind	Energy transition	Corporate	Total
Revenues	509	29	26	—	564	(23)	1,076	1,617
Other income	13	—	—	—	13	—	11	24
Direct operating costs	(175)	(11)	(15)	—	(201)	10	(352)	(543)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	13	—	13
Adjusted EBITDA	347	18	11	—	376	—	735
Management service costs	—	—	—	(44)	(44)	—	(21)	(65)
Interest expense	(63)	(6)	(3)	—	(72)	5	(290)	(357)
Current income taxes	(5)	(1)	(1)	—	(7)	—	(7)	(14)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	(5)	—	(5)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	(417)	(417)
Funds From Operations	279	11	7	(44)	253	—	—
Depreciation	(115)	(21)	(9)	—	(145)	5	(373)	(513)
Foreign exchange and financial instruments gain (loss)	9	(2)	(1)	1	7	2	(15)	(6)
Deferred income tax recovery (expense)	(26)	2	—	—	(24)	—	(25)	(49)
Other	(19)	1	—	—	(18)	—	33	15
Share of earnings from equity-accounted investments	—	—	—	—	—	(7)	—	(7)
Net income attributable to non-controlling interests	—	—	—	—	—	—	380	380
Net income (loss) attributable to the partnership	128	(9)	(3)	(43)	73	—	—	73
(1)Share of earnings from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests of $37 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

The following table reconciles non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) attributable to the partnership is reconciled to Funds From Operations and proportionate adjusted EBITDA, the most directly comparable IFRS measures, for the six months ended June 30:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Net income attributable to the partnership	$602	$73
Adjusted for proportionate share of:
Depreciation	248	145
Foreign exchange and financial instruments loss (gain)	27	(7)
Deferred income tax expense (recovery)	(21)	24
Other	93	18
Dividends on BEPC exchangeable shares	104	—
Remeasurement of BEPC exchangeable and BEPC class B shares	(788)	—
Funds From Operations	$265	$253
Current income taxes	12	7
Interest expense	128	72
Management service costs	102	44
Proportionate Adjusted EBITDA	$507	$376
Attributable to non-controlling interests	594	735
Consolidated Adjusted EBITDA	$1,101	$1,111

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

PART 7 – CRITICAL ESTIMATES, JUDGEMENTS IN APPLYING ACCOUNTING POLICIES, AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of presentation and significant accounting policies in the audited consolidated financial statements are considered critical accounting estimates with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this MD&A. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on our company’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
The company has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on the company’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. The company is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on the company.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. The company is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on the company.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the six months ended June 30, 2021, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Actual Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Voting Agreements with Affiliates
Our company has entered into voting agreements with Brookfield and Brookfield Renewable, whereby our company gained control of the entities that own certain renewable power generating facilities in the United States and Brazil, as well as TerraForm Power. Our company has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide our company the authority to direct the election of the boards of directors of the relevant entities, among other things, and therefore provide our company with control. Accordingly, our company consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Our company accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(t)(ii) – Critical judgments in applying accounting policies – Common control transactions in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) ) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate. This best reflects the way in which the CODM reviews results, manages operations and allocates resources.
The reporting to the CODM was revised during the year to incorporate the energy transition business of the company. The energy transition business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the energy transition business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 4 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects our company’s share from facilities which it accounts for using consolidation and the equity method whereby our company either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a shareholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to shareholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include our company’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Our company does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent our company’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our company’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the MW attributable to our company’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby our company either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Our company uses Adjusted EBITDA to assess performance before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items. Our company adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Our company includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Our company believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.
Our company uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our unaudited interim consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.
Our company believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess our company’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of our company in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to our company's share of its invested capital in a given investment. When used in conjunction with proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how our company has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with our company’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of our company are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:
The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to Brookfield Renewable Corporation to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of the portfolio investments of our company and aggregate proportionate debt for all of the portfolio investments of our company; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of our company should not be considered in isolation or as a substitute for the financial statements of our company as reported under IFRS.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Interim Report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of our company and Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Interim Report include statements regarding the quality of our assets and the resiliency of the cash flow they will generate, our anticipated financial performance and payout ratio, future commissioning of assets, contracted nature of our portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, financing and refinancing opportunities, our eligibility for index inclusion, our ability to attract new investors as well as the future performance and prospects of BEPC and BEP, the prospects and benefits of our combination with TerraForm Power, including certain information regarding the combined company’s expected cash flow profile and liquidity, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile and our access to capital. In some cases, forward looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Interim Report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to our lack of operating history, changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; an increase in the amount of uncontracted generation in our portfolio; industry risks relating to the power markets in which we operate; the termination of, or a change to, the MRE balancing pool in Brazil; increased regulation of our operations; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; dam failures and the costs and potential liabilities associated with such failures; force majeure events; uninsurable losses and higher insurance premiums; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; energy marketing risks; disputes, governmental and regulatory investigations and litigation; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success; our operations being affected by local communities; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; labor disruptions and economically unfavorable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions, the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all our operations or investments; political instability or changes in government policy; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; changes to government policies that provide incentives for renewable energy; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of Brookfield Renewable’s LP units, preferred limited partnership units or securities exchangeable for LP units, including our shares, or the perception of such sales or issuances, could depress the trading price of our shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the U.S. Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; changes in how Brookfield Asset Management elects to hold its ownership interests in us and Brookfield Renewable; Brookfield Asset Management acting in a way that is not our best interests or our shareholders; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; broader impact of climate change; failure of our systems technology; involvement in disputes, governmental and regulatory investigations and litigation; any changes in the market price of Brookfield Renewable’s LP units; and the redemption of our shares by us at any time or upon notice from the holder of our class B shares.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Interim Report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law.
A reconciliation of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 4 – Segmented information in the unaudited interim consolidated financial statements.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA and Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA and Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA or Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. A reconciliation of each of Adjusted EBITDA and Funds From Operations to net income is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income (loss) in Note 4 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Corporation	Management's Discussion and Analysis	June 30, 2021

BROOKFIELD RENEWABLE CORPORATION

bep.brookfield.com

NYSE: BEPC
TSX: BEPC.UN